Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

December 7, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2182

Income & Treasury Limited Duration Portfolio of Funds, Series 70

File Nos. 333-260408 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2182, filed on October 21, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 70 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The second paragraph under the “Principal Investment Strategy” section lists the asset classes in which the closed-end funds may invest. Please add corresponding principal risk disclosure for any of these types of investments that are principal investments of the trust.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If a closed-end fund that the trust invests in invests principally in any of listed securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.       The second paragraph under the “Principal Investment Strategy” section states that the trust may invest in closed-end funds that invest in convertible securities. If convertible securities include contingent convertible securities to the level that it is a principal strategy of the trust, please add a reference here and disclose the risks of contingent convertible securities in the principal risks.

Response:       The trust does not intend to invest in closed-end funds that invest in contingent convertible securities to a level that investing in contingent convertible securities would be considered a principal investment strategy of the trust.

Investment Summary — Security Selection

3.       The last paragraph under the “Security Selection” section states that the exchange-traded fund selected for the trust will invest substantially all of its assets in short-term U.S. Treasury bonds. Please disclose what short-term means for purposes of these U.S. Treasury bonds.

Response:       In response to this comment, the first sentence of the last paragraph will be revised to add the phrase “(U.S. Treasury bonds with remaining maturities between one and three years)” after “short-term U.S. Treasury bonds.”

Investment Summary — Principal Risks

4.       In the second bullet under the “Principal Risks” section, please reflect the risk that exchange-traded funds may trade at a premium to net asset value in the secondary market.

Response:       In response to this comment, the fourth sentence of this bullet will be replaced with the following:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren